UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES \
                             EXCHANGE ACT OF 1934.

Commission File Number   333-34835-01



                 PRICE DEVELOPMENT COMPANY, LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

                 35 Century Park-Way, Salt Lake City, Utah 84115
                                 (801) 486-3911
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           7.29% Senior Notes due 2008
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [ ]            Rule 12h-3(b)(1)(i)     [x]
         Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(ii)   [ ]            Rule 12h-3(b)(2)(ii)    [ ]
                                               Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:

Pursuant to the requirements of the Securities Exchange Act of 1934 Price Development Company, Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2002    PRICE DEVELOPMENT COMPANY, LIMITED PARTNERSHIP

                       By: GGP ACQUISITION, L.L.C., its general partner

                         By: GGPLP L.L.C., its sole member

                            By: GGP LIMITED PARTNERSHIP, its managing member

                                By: GENERAL GROWTH PROPERTIES, INC., its general
                                    partner

                                    By:  /s/ Bernard Freibaum
                                       -----------------------------------------
                                       Name:  Bernard Freibaum
                                             -----------------------------------
                                       Title: Executive Vice President and
                                             -----------------------------------
                                              Chief Financial Officer
                                             -----------------------------------


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.